Exhibit 99.2 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis

February 24, 2021

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2020, dated February 24, 2021, should be read in conjunction with the Company’s 2020 audited consolidated financial statements and related notes for the year ended December 31, 2020. Our 2020 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All amounts shown are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis (MD&A).

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Business Model
Stantec is a global design and engineering firm with 22,000 employees that operate out of 350 locations around the world. We design with community in mind. Annual net revenue in 2020 of $3.7 billion was earned 29% in Canada, 53% in the United States and 18% from our Global operations. We will continue to grow and diversify sustainably for the benefit of our clients, employees, and shareholders.

With strong expertise across the buildings, energy and resources, environmental services, infrastructure, and water sectors, Stantec is well positioned to address new opportunities that are emerging as a result of climate change, urbanization, geopolitics and technology. Over the next decade, an incremental US$2 trillion in emerging engineering and design opportunities are expected worldwide in areas like coastal resilience, ecosystem restoration, smart cities and urban places, and energy transition. This is on top of an already healthy level of business activity.

Stantec’s vision is to remain a top tier global design firm that maximizes long-term, sustainable value.

Key components of our business model are:
1.Geographic diversification. We do business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions. This diversity allows us to cultivate close client relationships at the local level while offering the expertise of our global team.
2.Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water.
3.Design focus. We serve the design phase of buildings, energy, and infrastructure projects, which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
4.Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

Strategic Plan
In December 2019, we announced our three-year strategic plan to grow and diversify sustainably for the benefit of our clients, employees, and shareholders through a client-centric framework with four value creators: excellence, innovation, people, and growth.

We entered 2020 ideally positioned for success. Our CEO had restructured the senior leadership team to create clearer lines of accountability and, through our reshaping initiative in 2019, we had leaned out our organization. Our balance sheet was strong. And, with the clarity of a rigorous capital allocation framework, we were prepared to step up our acquisition activity to deliver on our growth aspirations.

Management's Discussion and Analysis
December 31, 2020	M-1	Stantec Inc.

2020 Key Accomplishments
We are very proud that our employees rose to the challenge and delivered exceptional results despite the disruption and hardship caused by the pandemic. (Our response to the pandemic is discussed below in the section Impact of COVID-19 Pandemic.) Through our value creators, we have made several notable accomplishments in 2020.

Excellence
Our focus on excellence enabled us to meet and exceed stakeholder expectations, even as we faced the challenges brought on by the pandemic.

Strong execution and operational efficiency
In addition to our reshaping initiative undertaken in 2019, which removed approximately $45 million from our cost structure, in 2020 we undertook a detailed review of our business processes to ensure they are efficient and cost effective. We identified specific areas where we have been able to reduce complexity in our processes and organizational structure. Our success in 2020 is reflected in our year-over-year increase in adjusted EBITDA and adjusted EBITDA margin, demonstrating our continued commitment to strong project execution and efficient operations. The agility with which we have managed our discretionary costs during the pandemic further augmented adjusted EBITDA.

Our drive for excellence has also resulted in a 59.8% improvement in free cash flow. Our continual focus on Days Sales Outstanding drove this metric down to 75 days, a four-day improvement from December 31, 2019.

In 2020, we continued to lay the groundwork for future operational efficiencies by advancing the integration of our Oracle ERP in our Global operations, and by developing a roadmap for growing our project delivery and administrative support center in Pune, India. Both initiatives will enable our global teams with enhanced project delivery systems while also driving longer-term margin improvement and shareholder returns.

Strategic initiative to reduce occupancy costs
A key component of our strategic plan to drive operating efficiency is our commitment to optimize our occupancy footprint. In 2020, we undertook a detailed review and analysis with the objective to drive a competitive operational advantage. While this initiative began in early 2020, sending our entire workforce to work from home as the pandemic unfolded gave us a unique view into the sentiment of our employees regarding flexible working models and the scale of the opportunity.

We surveyed our staff to ask them about their preferred work model after the pandemic. These survey results, combined with projected employee productivity levels, informed our conclusion that a flexible workplace model provides Stantec with the opportunities to:
•Maximize the return on our investment in office space by subleasing space that is not required;
•Increase the satisfaction and productivity of our employees by allowing those that would prefer to work more days from home to do so;
•Significantly shrink our real estate footprint and office space expenses as leases expire by reducing the number of office workstations and office square footage per staff; and
•Further reduce our office-based emissions in support of our carbon neutrality and net-zero goals.

In Q4 2020, we finalized our decision to adopt a flexible workplace model when pandemic restrictions are lifted. This plan is predicated on more aggressive office use efficiency targets. Our senior leadership approved a formal plan to market for sublease certain leased office spaces that were determined to no longer be needed for the remainder of their lease terms, which will materially increase net income. With the knowledge that approximately 50% of our lease space will renew over the next three years, we have set a target to reduce our existing physical real estate footprint by approximately 30% by the end of 2023. Achieving a lower space per employee ratio is key to Stantec meeting the emission reduction goals as committed in our 1.5oC science-based target.

As of December 31, 2020, the assets that were designated to be subleased under the formal plan were removed from their respective cash generating units and indicators of impairment were assessed. The result was a total impairment charge of $66.7 million being recognized in Q4 2020.

Management's Discussion and Analysis
December 31, 2020	M-2	Stantec Inc.

Sustainability
We are tremendously proud to have been named, for a second consecutive year, on Corporate Knights' Top 100 list, this year as the fifth most sustainable company in the world, and first in North America – the only engineering and design firm to be included on this exclusive list. Sustainability – encompassing environmental, social, and governance performance – is a critical component of our excellence value creator and central to our core values. This recognition from Corporate Knights is validation of our leadership position on sustainability across all sectors and geographies.

In 2020, we took bold steps to address our operational impacts including committing to a science-based target for emission reductions, creating a roadmap to become carbon neutral by 2022 and net-zero by 2030, and signing on to the Women’s Empowerment Principals. As a signatory to the United Nations (UN) Global Compact, we are active supporters of the UN’s Sustainable Development Goals (SDG). As engineers, architects, and scientists, our greatest contribution to impactful SDG progress is through the services we provide to our clients and communities. The projects we design help our clients reduce carbon emissions, gain access to clean water, conserve and restore ecosystems, address the impacts of climate change, mitigate environmental impacts, and enhance the resilience of their communities.

We are the clear leader in sustainability within our engineering and design peer group, consistently receiving higher ratings from independent rating agencies. In addition to our Corporate Knights ranking, we received an A- rating from CDP (formerly the Carbon Disclosure Project) in 2020 for the third consecutive year. Also in 2020, ISS Quality Score gave Stantec a 1 in each of the environmental, social, and governance categories – the highest rating available – and ISS ESG Corporate Rating awarded us Prime status. Sustainalytics identifies us as low risk, placing Stantec in the top 1% of the construction and engineering space. And, MSCI gives us an AA ESG rating.

Innovation
Innovation is an essential ingredient for our continued market competitiveness, and a key enabler for organic growth and for the achievement of our sustainability targets. In January 2020, we established the Innovation Office under the leadership of our newly appointed Chief Innovation Officer, with a primary mission to stimulate, encourage, incubate, and operationalize transformative innovation at Stantec for the purpose of monetization and commercialization.

Building upon previous efforts of our Creativity and Innovation program, the organizing principal of the Innovation Office is the concept of an “idea life-cycle”, with workstreams established to move ideas through a process of conceptualization, capture, development, commercialization, and operationalization. In 2020, we established processes to drive both bottom-up (from the greater business) and top-down (in alignment with strategic intent) innovation. These processes include increasing levels of investment through prototype development, market testing, and ultimately commercialization and deployment. Over 250 ideas were evaluated in 2020, with 57 selected for further investment. Overlaying this process is a rigorous effort to identify and protect our intellectual property.

Achievements of note in 2020 that have begun to generate revenue include:
•A move into the autonomous vehicles space with the establishment of Stantec GenAV. We are positioning ourselves at the intersection between clients/buyers who need guidance articulating their needs and the large ecosystem of tech providers struggling to articulate a resonating value proposition.
•The operationalization of FAMS (Financial Analysis and Management System), a web-based, software-as-a-service (SaaS) product tightly bound to our financial planning consultative practice.
•The operationalization of InsightAnalytics, a suite of tools and models for the optimization of water and wastewater utilities (also sold on a SaaS basis).

People
Our people are our greatest asset. We are focused on providing a workplace that attracts, engages, rewards, and retains the best talent in the industry. We focus on creating a collaborative, inclusive culture where employees feel welcome, valued, and professionally challenged. In doing so, we can ensure that Stantec will remain a place where the best and brightest come to build on each other’s talents, do exciting work, and make a big impact. In 2020, we continued to build on our strategy to remain an employer of choice.

Community Engagement
We take pride in not only designing with community in mind with the work we do, but also in giving back to the communities in which we live by targeting up to 1% of our annual pre-tax profits to charitable and nonprofit organizations. In 2020, we invested $3.2 million into community organizations around the globe. Since the inception

Management's Discussion and Analysis
December 31, 2020	M-3	Stantec Inc.

of our community engagement initiative in 2007, Stantec has invested $26.7 million in our communities. We also launched our Stantec Better Together Fund to help Stantec employees who are facing financial hardship immediately after a natural disaster or unforeseen personal challenges.

Inclusion & Diversity
At Stantec, we create opportunity by inviting, embracing, and celebrating differences. This goal remains at the heart of our efforts to champion diversity and inclusion throughout our organization.

In 2020, we made a commitment to making a difference in the areas of racial injustice and societal inequity and developed a plan with five key actions areas including:
•Committing time and funds to STEM education within the Black, Indigenous, and People of Color community;
•Strengthening our partnerships with groups such as National Association of Minority Architects, Society of Hispanic Professional Engineers, ACE Mentor Program of America, and American Indian Science and Engineering Society;
•Enhancing and implementing internal programs, including our Unconscious Bias Training and our hiring and career advancement programs;
•Leveraging our digital platforms and community relationships to advocate for I&D issues in our industry and our communities; and
•Launching our World Mental Health Day Campaign and leveraging our resources for our employees’ mental health and wellness.

We are proud to have been included in the 2020 Bloomberg Gender-Equality Index, which tracks the performance of public companies committed to advancing women’s equality in the workplace. We also advanced our support of the Women’s Empowerment Principles, established by the UN Global Compact and UN Women to promote and advance gender equality within the workplace broadly.

On the matter of pay equity, we conducted a study in 2020 and determined we have a base pay gap in North America of only 3% on a median compa ratio basis. While we are pleased our commitment to pay equity has yielded this positive result, we will continue to focus on closing this gap altogether. We also reviewed our pay practices which found that women have received higher than average pay increases since 2018 and are being promoted at a higher rate than are men during the same period.

Talent Attraction and Retention
Attracting and retaining top talent is key to differentiating Stantec and the reason why clients repeatedly want to partner with us. In 2020, we implemented initiatives to improve our pipeline of candidates including the development of a campus strategy and leveraging our partnerships with various organizations who represent and support under-represented groups. Our voluntary turnover rate was less than 8% in 2020, which continues to be 2% to 3% better than industry average.

Our commitment to our people and our ability to build an inspired and inclusive culture has earned us prestigious awards such as Forbes 2020 World’s Best Employers, Forbes 2020 The Best Employers for Women, and Forbes 2020 Canada’s Best Employers.

Growth
Growth is integral to our ability to compete in a rapidly changing competitive landscape and our vision of continuing to rank as a top tier global design firm. We are committed to creating shareholder value and grow earnings through a combination of organic and acquisition growth and disciplined capital allocation.

Against the backdrop of the greatest economic challenge in a generation, we delivered a 9.9% increase in 2020 adjusted diluted earnings per share, demonstrating the resiliency of our business model and our drive to grow earnings. We also generated a 9.9% adjusted return on invested capital for 2020, up from 9.1% in 2019. Our 2020 net revenue was consistent with the previous year, reflecting an organic retraction of only 1.8%. We have, however, grown our backlog organically by 3.1% relative to 2019. This speaks to the strength of our organic revenue growth programs which have set us up for solid growth in 2021.

Management's Discussion and Analysis
December 31, 2020	M-4	Stantec Inc.

We also successfully completed three acquisitions in the fourth quarter of 2020 for an aggregate cost of $61.3 million, adding approximately 400 employees to the Stantec family. Each of the firms acquired bring something special to Stantec and we are confident in the growth we can deliver together.

Our growth in 2020 has been underpinned by our disciplined approach to capital allocation. We remain committed to deploying capital to where we can generate the best risk-adjusted return for our shareholders. In addition to funding the three acquisitions discussed above, we also used $78.3 million to opportunistically repurchase our shares and $69.1 million to fund dividends. Our balance sheet remains strong, with our leverage below our internal range of 1.0 to 2.0 times net debt to adjusted EBITDA. And our capital structure has been significantly strengthened due to the 2020 issuance of $300 million of seven-year senior notes at historically low interest levels. As a result, virtually all of our $800 million revolving credit facility is available to fund future growth.

Three-Year Financial Targets
A key element of our strategic plan was the establishment of four key financial targets, which we intended to achieve by the end of 2022:
•.Grow net revenue at a compound annual growth rate (CAGR) of greater than 10%.
•.Drive adjusted EBITDA margins to the range of 16% to 17%.
•.Grow earnings per share at a CAGR of greater than 11%.
•.Deliver an adjusted return on invested capital of greater than 10%.

We continue to believe these financial targets are appropriate. However, in light of the disruption caused by the pandemic, we are recasting the timeline such that we now intend to achieve these targets by the end of 2023.

Strategic Acquisitions Completed in 2020 and 2019
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Buildings	Energy & Resources	Environmental Services	Infrastructure	Water
Canada
Teshmont Consultants LP (Teshmont)	October 2020	Winnipeg, Manitoba	63		●
United States
Wenck	December 2020	Minneapolis, Minnesota	300			●
Global
AGEL adviseurs (AGEL)	December 2020	Oosterhout, Netherlands	75			●
Wood & Grieve Engineers (WGE)	March 2019	Perth, Australia	600	●

Management's Discussion and Analysis
December 31, 2020	M-5	Stantec Inc.

Impact of COVID–19 Pandemic
Protecting our Employees, Clients, and Communities
As details of the novel coronavirus outbreak began to emerge in January 2020, we implemented our Pandemic Response Plan, with protocols to meet the guidelines and recommendations issued by governments and health officials. These protocols have been critical to safeguarding our employees and their families, our clients, and our communities, which remains our highest priority.

Business Continuity
We moved quickly to support the mobilization of our global workforce to work from home. This included establishing flexible work solutions to aid our employees who have been directly or indirectly impacted by COVID-19 and equipping our employees with the necessary tools to work from home and provide for business continuity. Historical investments in our information technology systems have resulted in a near-seamless transition to remote working while supporting continued collaboration and teamwork. At peak periods, as many as 19,000 of our 22,000 employees around the world are simultaneously accessing our systems through our remote access networks.

Operations
Productivity, as measured by employee utilization, dipped slightly as employees first transitioned to working from home in early March, then returned to more typical levels for the balance of the year. We continue to monitor utilization, recognizing that, like the rest of the world, our employees are experiencing some fatigue as the pandemic persists. Where we are observing project slowdowns or cancellations, we are tailoring our workforce to align with client needs.

As we continue to engage with clients to offer our support and expertise during this disruptive time, we are proud to be doing our part. As recognized experts in the design of healthcare facilities, our Buildings business has been called upon by multiple clients to provide design and engineering services for the temporary conversion of spaces at facilities, including Chicago’s McCormick Place Convention Center and Calgary’s Peter Lougheed Centre, into alternate care facilities, isolation wards, and infection control units for COVID-19 patients. Across North America, Stantec management specialists in our Water business are using our proprietary software to advise utilities in optimizing 2021 capital spending scenarios and rate plans in response to COVID-19 impacts to water demands, sales tax, income tax, fees, and shared revenues.

Office Remobilization
Early in the second quarter, our Pandemic Committee began to develop guidelines for office remobilization. Recognizing that specific requirements are driven by local government and health authorities, responsibility for office reopening decisions was assigned to regional leaders who will ensure compliance with local safety protocols.

After months of comprehensive planning, phased office remobilization began in the third quarter. However, as the second wave of the pandemic gained momentum in the latter part of the year, most jurisdictions returned to strict lockdown requirements. As such, our employees in most jurisdictions continue to work from home, although our offices in Australia and New Zealand have safely reopened.

As offices are able to reopen, the process reflects thoughtful planning, assessment, and coordination between regional leaders and health and safety partners. The health and well-being of employees remains our top priority. Although office re-entry is a more complex exercise than the initial movement of employees to work from home, minimal disruptions to operational efficiency and effectiveness are expected through this process.

Management's Discussion and Analysis
December 31, 2020	M-6	Stantec Inc.

2020 Financial Highlights

	Year Ended Dec 31
	2020		2019		2018
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	4,730.1	128.4%	4,827.3	130.1%	4,283.8	127.7%
Net revenue	3,684.5	100.0%	3,711.3	100.0%	3,355.2	100.0%
Direct payroll costs	1,754.0	47.6%	1,702.9	45.9%	1,540.0	45.9%
Gross margin	1,930.5	52.4%	2,008.4	54.1%	1,815.2	54.1%
Administrative and marketing expenses	1,352.9	36.7%	1,433.6	38.6%	1,438.2	42.9%
Other	4.3	0.1%	(1.2)	—%	6.9	0.2%
EBITDA from continuing operations (note)	573.3	15.6%	576.0	15.5%	370.1	11.0%
Depreciation of property and equipment	57.9	1.6%	58.2	1.6%	50.1	1.5%
Depreciation of lease assets	117.7	3.2%	115.8	3.1%	—	—%
Impairment of lease assets and property and equipment	78.6	2.1%	—	—%	—	—%
Amortization of intangible assets	53.2	1.4%	66.9	1.8%	65.0	1.9%
Net interest expense	49.2	1.4%	69.6	1.9%	28.7	0.9%
Income taxes	57.6	1.6%	71.1	1.9%	55.0	1.6%
Net income from continuing operations	159.1	4.3%	194.4	5.2%	171.3	5.1%
Net income (loss) from discontinued operations	12.0	0.3%	—	0.0%	(123.9)	(3.7%)
Net income	171.1	4.6%	194.4	5.2%	47.4	1.4%
Basic earnings per share (EPS) from continuing operations	1.43	n/m	1.74	n/m	1.51	n/m
Diluted EPS from continuing operations	1.42	n/m	1.74	n/m	1.51	n/m
Adjusted EBITDA from continuing operations (note)	578.9	15.7%	574.4	15.5%	392.5	11.7%
Adjusted net income from continuing operations (note)	248.9	6.8%	225.0	6.1%	206.6	6.2%
Adjusted diluted EPS from continuing operations (note)	2.22	n/m	2.02	n/m	1.82	n/m
Dividends declared per common share	0.62	n/m	0.58	n/m	0.55	n/m
Total assets	4,388.9		4,561.5		4,009.9
Total long-term debt	680.8		860.9		933.7
Construction Services operations are presented as discontinued operations. Results for 2020 and 2019 were accounted for using IFRS 16 and results for 2018 were accounted for using IAS 17.
note: EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A). Prior period results have been restated to conform with the amendments made to the Definitions.
n/m = not meaningful

For the year ended December 31, 2020, we reported adjusted diluted earnings per share of $2.22, an all-time record high and a 9.9% increase compared to 2019 results. Earnings for the year exceeded our expectations on the strength of our fourth quarter performance where net revenue generation was slightly stronger and discretionary costs were significantly lower than anticipated. As well, strong fourth quarter cash flow generation led to lower than expected interest expense. Our strong business performance was augmented by the favorable resolution of certain tax matters recorded in the fourth quarter.
•Adjusted net income from continuing operations increased 10.6%, or $23.9 million, to $248.9 million, representing 6.8% of net revenue, and adjusted diluted EPS increased 9.9%, or $0.20, to $2.22. Steady project execution and exceptional operational efficiency drove strong EBITDA generation. Adjusted net income was further augmented by reduced net interest expense, resulting from strong cash flow management, lower amortization of intangible assets, and higher income tax recoveries.

Management's Discussion and Analysis
December 31, 2020	M-7	Stantec Inc.

•Net revenue was comparable to the prior year, with a slight decrease of 0.7% or $26.8 million, mainly due to organic retraction of 1.8%, partially offset by positive foreign exchange fluctuations of 0.7% and acquisition growth of 0.4%. Organic growth was achieved in our Energy & Resources and Water businesses. Other businesses and regions experienced nominal retractions, with the exception of Buildings which retracted 7.2% due to pandemic-related disruptions.
•Gross margin decreased 3.9%, or $77.9 million, and decreased as a percentage of net revenue from 54.1% to 52.4%, primarily due to the impact of pandemic-related disruptions as well as project mix.
•Administrative and marketing costs were 36.7% of net revenue compared with 38.6% in the prior year, primarily as a result of improved operational efficiencies, the implementation of staffing strategies in response to the pandemic, and reduced discretionary spending. Partly offsetting the reductions is $5.0 million in COVID-related expenses incurred primarily for severance.
•Adjusted EBITDA from continuing operations increased by 0.8% to $578.9 million compared to $574.4 million, and adjusted EBITDA margin increased by 0.2% to 15.7% from 15.5% in 2019.
•Net income from continuing operations decreased 18.2%, or $35.3 million, to $159.1 million, and diluted EPS decreased by 18.4%, or $0.32, to $1.42 primarily due to the recording of $78.6 million in non-cash lease asset and related property and equipment impairments arising from our strategic initiative to optimize our occupancy footprint.
•Contract backlog is $4.4 billion—a 2.8% increase from December 31, 2019—representing approximately 11 months of work. Year over year, backlog grew organically by 3.1%.
•Net debt to adjusted EBITDA is 0.7x at December 31, 2020 —below our internal guideline of 1.0x to 2.0x.
•Operating cash flows from continuing operations increased 33.9% from $449.9 million to $602.6 million; this improvement was mainly due to increased cash receipts from clients and reduced payments paid to suppliers. These increases were partly offset by higher payments made to employees and higher income tax paid.
•Days sales outstanding was 75 days, a strong improvement compared to 79 days at December 31, 2019 and 82 days at September 30, 2020.
•In line with our growth strategy, we completed three acquisitions in the fourth quarter of 2020. These acquisitions complement our existing businesses and geographic operations and are expected to deliver immediate value.
•We closed a private placement offering of $300 million senior unsecured notes on October 8, 2020, which were assigned an investment-grade credit rating of BBB by DBRS Limited, and used the proceeds to repay a portion of existing indebtedness on our revolving credit facility.
•We repurchased 2,047,948 common shares for an aggregated price of $78.3 million under our normal course issuer bid (NCIB). We also renewed our NCIB on November 12, 2020 which allows us to repurchase up to 5,605,224 of our common shares.
•Subsequent to the end of the year, we entered into an agreement to acquire GTA consultants, a 135-person transportation firm based in Australia.
•On February 24, 2021, our Board of Directors declared a dividend of $0.165 per share, payable on April 15, 2021, to shareholders of record on March 31, 2021, representing a 6.5% increase on an annual basis.

Management's Discussion and Analysis
December 31, 2020	M-8	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Year Ended Dec 31,		Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Net income from continuing operations	159.1	194.4	14.9	42.4
Add back:
Income taxes	57.6	71.1	(4.4)	17.9
Net interest expense	49.2	69.6	10.2	17.5
Impairment of lease assets and property and equipment	78.6	—	66.7	—
Depreciation and amortization	228.8	240.9	53.9	62.2

EBITDA from continuing operations	573.3	576.0	141.3	140.0
Add back (deduct) pre-tax:
Unrealized gain on investments held on equity securities	(0.7)	(7.9)	(5.2)	(1.0)
COVID-related expenses	5.0	—	1.1	—
Acquisition, integration, and restructuring costs (note 5)	1.3	6.3	1.3	3.8

Adjusted EBITDA from continuing operations	578.9	574.4	138.5	142.8

	Year Ended Dec 31,		Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Net income from continuing operations	159.1	194.4	14.9	42.4
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	26.4	30.7	5.8	8.0
Unrealized gain on investments held on equity securities (note 2)	(0.5)	(5.7)	(3.7)	(0.8)
Impairment of lease assets and property and equipment (note 3)	56.6	—	48.1	0.0
COVID-related expenses (note 4)	3.6	—	0.8	—
Acquisition, integration, and restructuring costs (note 5)	3.7	5.6	1.1	2.7

Adjusted net income from continuing operations	248.9	225.0	67.0	52.3
Weighted average number of shares outstanding - basic	111,553,711	111,550,424	111,597,381	111,202,939
Weighted average number of shares outstanding - diluted	111,949,305	111,550,424	111,987,362	111,209,939

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	2.23	2.02	0.60	0.47
Adjusted earnings per share - diluted	2.22	2.02	0.60	0.47
See the Definitions section of this MD&A for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operations results.
note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2020, this amount is net of tax of $10.3 (2019 - $11.2). For the quarter ended December 31, 2020, this amount is net of tax of $2.0 (2019 - $2.4).
note 2: For the year ended December 31, 2020, this amount is net of tax of ($0.2) (2019 - ($2.2)). For the quarter ended December 31, 2020, this amount is net of tax of ($1.5) (2019 - $0.2).
note 3: For the year ended December 31, 2020, this amount is net of tax of $22.0 (2019 - nil). For the quarter ended December 31, 2020, this amount is net of tax of $18.6 (2019 - nil).
note 4: For the year ended December 31, 2020, this amount is net of tax of $1.4 (2019 - nil). For the quarter ended December 31, 2020, this amount is net of tax of $0.3 (2019 - nil).
note 5: The add back of other costs primarily relates to integration expenses associated with our acquisitions, past service costs for pensions, one-time financing costs associated with internal debt restructuring, reorganization and transitional tax expenses, and severance related to organizational reshaping. For the year ended December 31, 2020, this amount is net of tax of $0.4 (2019 - $1.8). For the quarter ended December 31, 2020, this amount is net of tax of $0.4 (2019 - $1.1).

Management's Discussion and Analysis
December 31, 2020	M-9	Stantec Inc.

2020 Fourth Quarter Highlights

	Quarter Ended Dec 31
	2020		2019
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,126.1	130.7%	1,210.2	134.3%
Net revenue	861.7	100.0%	901.0	100.0%
Direct payroll costs	406.7	47.2%	414.7	46.0%
Gross margin	455.0	52.8%	486.3	54.0%
Administrative and marketing expenses	317.5	36.8%	348.5	38.7%
Other	(3.8)	(0.4%)	(2.2)	(0.2%)
EBITDA from continuing operations (note)	141.3	16.4%	140.0	15.5%
Depreciation of property and equipment	14.2	1.6%	14.7	1.6%
Depreciation of lease assets	27.9	3.3%	30.6	3.4%
Impairment of lease assets and property and equipment	66.7	7.7%	—	—%
Amortization of intangible assets	11.8	1.4%	16.9	1.9%
Net interest expense	10.2	1.2%	17.5	1.9%
Income taxes	(4.4)	(0.5%)	17.9	2.0%
Net income from continuing operations	14.9	1.7%	42.4	4.7%
Net income from discontinued operations	1.8	0.2%	—	—%
Net income	16.7	1.9%	42.4	4.7%
Basic and diluted earnings per share (EPS) from continuing operations	0.13	n/m	0.38	n/m
Adjusted EBITDA from continuing operations (note)	138.5	16.1%	142.8	15.8%
Adjusted net income from continuing operations (note)	67.0	7.8%	52.3	5.8%
Adjusted diluted EPS from continuing operations (note)	0.60	n/m	0.47	n/m
Dividends declared per common share	0.155	n/m	0.145	n/m
note: EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

We delivered adjusted diluted earnings per share for Q4 2020 of $0.60, in excess of our expectations, and representing an increase of 27.7% compared to Q4 2019. Our strong business performance was augmented by the recovery of claim costs on a historical project and the favorable resolution of certain tax matters.
•Adjusted net income increased 28.1%, or $14.7 million, to $67.0 million, representing 7.8% of net revenue, and adjusted diluted EPS increased 27.7%, or $0.13, to $0.60. Fourth quarter earnings reflect solid performance, enhanced by the recovery of claim costs on a historical project, reduced interest expense, lower amortization of intangible assets, and higher tax recoveries.
•Net revenue decreased 4.4% or $39.3 million mainly due to organic retraction of 4.4%. Consistent with expectations, organic growth was achieved in our Energy & Resources business, while anticipated project slowdowns and deferrals from the COVID-19 pandemic contributed to organic retractions in other businesses and geographies.
•Gross margin decreased 6.4%, or $31.3 million, and decreased as a percentage of net revenue from 54.0% to 52.8%, primarily due to the impact of pandemic-related disruptions as well as project mix.
•Administrative and marketing costs were 36.8% of net revenue compared with 38.7% in the prior period primarily as a result of reduced discretionary spending and the recovery of claim costs on a historical project.
•Adjusted EBITDA from continuing operations was $138.5 million, representing 16.1% of net revenue compared to $142.8 million or 15.8% of net revenue in the prior period. The recovery of claim costs discussed above contributed approximately 0.5% to Q4 2020 adjusted EBITDA margin.

Management's Discussion and Analysis
December 31, 2020	M-10	Stantec Inc.

•Net income from continuing operations decreased 64.9%, or $27.5 million, to $14.9 million, and diluted EPS decreased by 65.8%, or $0.25, to $0.13 primarily due to the recording of $66.7 million in non-cash lease asset and related property and equipment impairments arising from a strategic initiative to optimize our occupancy footprint.

Financial Targets
As a result of the unprecedented uncertainty caused by the pandemic, on May 6, 2020, we withdrew our 2020 guidance in its entirety, first provided on page M-10 in our 2019 Annual Report. Revised guidance for 2020 was provided on page M-6 of our Q3 2020 MD&A.

2020 Results Compared to 2020 Outlook
Summary of targets for 2020
Our outlook for 2020, provided in our Q3 MD&A, included the following targets:
•2020 net revenues that are comparable to, although slightly below 2019;
•Adjusted net income and adjusted diluted EPS comparable to 2019;
•55% of adjusted earnings in Q2 and Q3, and 45% in Q1 and Q4; and
•Net debt to adjusted EBITDA at or below the low end of our internal range of 1.0x to 2.0x.

Our 2020 net revenue was less than 1% lower than 2019, which is slightly better than the outlook provided.
Adjusted net income and adjusted diluted EPS increased 10.6% and 9.9%, respectively compared to 2019. Both metrics outperformed the outlook provided primarily due to slightly higher revenue generation, significantly lower discretionary costs, lower interest expense and higher tax recoveries in the fourth quarter. These factors also contributed to an adjusted earnings pattern of 49% generated in Q1 and Q4 and 51% generated in Q2 and Q3.

Outlook
Our vision to be a top tier global design firm that maximizes long-term, sustainable value has not changed. And our value creators of Excellence, Innovation, People, and Growth remain central to our strategy of growing and diversifying sustainably for the benefit of our clients, employees, and shareholders. Our business is well diversified across geographies and sectors, with a project mix that is more heavily weighted toward public sector end clients. This, combined with the strength of our balance sheet and the commitment of our talented workforce, allows us to be well positioned to withstand the continuing challenges caused by the pandemic.

Targets for 2021, which have been increased, continue to be based on the assumption of a continued gradual global recovery but may not be valid should our key geographies experience a severe worsening of the pandemic before relief from vaccinations efforts is achieved.

We remain committed to our strategic plan, launched in December 2019, and to the financial targets established at that time. However, disruption caused by the COVID-19 pandemic will delay the achievement of our targets by one year, such that we now expect to achieve these targets by the end of 2023.

Annual Targets for 2021 - Updated
As of the date of this MD&A, we are providing an update to our annual targets for 2021, first introduced on November 4, 2020.

Our performance in 2020, along with recent changes to our project mix and other initiatives, has increased our earnings expectations for 2021 from the outlook established in November 2020. In particular, the implementation of our strategic initiative to optimize occupancy costs in Q4 2020 will drive incremental earnings of approximately $0.10 per share, which had not been incorporated in our initial forecast. As well, with travel restrictions now anticipated to remain in place throughout much of 2021, we expect our discretionary spending will be lower for longer. These factors are expected to more than offset the approximate $0.10 per share we realized from claim cost and tax recoveries recorded primarily in Q4 2020. As a result, we are projecting low to mid-single digit growth, on a percentage basis, in adjusted diluted EPS in comparison to 2020.

Management's Discussion and Analysis
December 31, 2020	M-11	Stantec Inc.

On balance, a protracted recovery will likely result in some continued inefficiencies in our project delivery that were introduced by the pandemic. Further, there remains a great deal of uncertainty as to the pace of economic recovery from the disruption caused by the pandemic, particularly in light of unknown impacts from potential new virus variants and the current pace of vaccinations. Therefore, with respect to our 2021 targets, we are providing the following updates:
•raising the upper end of our target range for adjusted EBITDA as a percentage of net revenue to 16.0% and leaving the lower end of the range at 14.5%;
•raising our target range for adjusted net income to be at or above 6.5%; and
•raising our target range for adjusted return on invested capital to be at or above 9.5%.

(In millions of Canadian dollars, unless otherwise stated)	Previously Published 2021 Range	Revised 2021 Annual Range
Targets
Adjusted EBITDA as % of net revenue (note)	14.5% to 15.5%	14.5% to 16.0%
Adjusted net income as % of net revenue (note)	At or above 6.0%	At or above 6.5%
Adjusted return on invested capital (note)	At or above 9.0%	At or above 9.5%
Other expectations
Gross margin as % of net revenue	52% to 53.5%	52% to 54%
Administrative and marketing expenses as % of net revenue	37% to 39%	no change
Net debt to adjusted EBITDA (note)	1.0x to 2.0x	no change
Capital expenditures (including software)	$60 to $65	no change
Depreciation on property and equipment	$60 to $65	no change
Depreciation on leased assets	$112 to $117	$100 to $105
Amortization of intangible assets related to acquisitions	$28 to $33	no change
All other amortization of intangible assets	$6 to $9	no change
Effective tax rate (without discrete transactions)	27% to 28%	no change
Earnings pattern	40% in Q1 and Q4	no change
	60% in Q2 and Q3	no change
Days sales outstanding	90 days	no change

In setting our targets and guidance, we assumed an average value for the Canadian dollar of $0.76 USD and £0.58 GBP (see Assumptions included on page M-40).
note: Adjusted EBITDA, adjusted net income, and adjusted ROIC are non-IFRS measures and DSO is a metric discussed in the Definitions section of this MD&A.

We anticipate that organic net revenue growth in 2021 will be in the low to mid-single digits. Global is expected to generate mid-single digit growth, driven by anticipated strong performance in the regulated water market and with stimulus funds beginning to flow to catalyze the respective economies. Organic growth in Canada is expected to be in the low single digits. We also anticipate muted net revenue growth in the US. We have not incorporated any potential upside from a US stimulus bill in our revenue expectations due to the uncertainty around the timing of such legislation being passed. Historically, there is a lag between the passing of such a bill and the recognition of revenue from beneficiary projects.

We expect gross margin in 2021 to be in the range of 52.0% to 54.0%, reflecting improvement from our 2020 performance, owing to a recent change in project mix. We expect that the pandemic will continue to impact productivity both within our operations and that of our clients, and a meaningful increase in the cost of employee group benefits. 2021 gross margin is also expected to be impacted by several lower-margin, multi-billion-dollar transportation projects which are nearing completion.

Our expectations for the range for administrative and marketing costs in 2021 is 37% to 39% of net revenue. This range reflects an increased level of discretionary spending relative to 2020, but not a return to pre-pandemic levels. We do, however, anticipate an increase in non-discretionary costs, including insurance, employee group benefits associated with indirect labor, and stock-based compensation which reflects the recent appreciation in our share

Management's Discussion and Analysis
December 31, 2020	M-12	Stantec Inc.

price. As well, we intend to increase our investments in information technology systems to support our growing US Federal Government practice, and to drive innovation initiatives through to commercialization.

We anticipate adjusted EBITDA will be in the range of 14.5% to 16.0%. We believe our adjusted EBITDA margin continues to be amongst the best in our industry.

We expect adjusted net income to benefit from the implementation of our initiative to optimize our occupancy footprint, as well as lower interest expense, driving to a margin of 6.5% or greater of net revenue. And we expect to deliver low to mid-single digit growth in adjusted diluted EPS in comparison to 2020.

As well, we have resumed our acquisition activity, completing three acquisitions in the fourth quarter of 2020. Subsequent to the end of the year, Stantec agreed to acquire GTA, a 135-person transportation firm based in Australia.

It should be noted that the above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions.

Three-Year Financial Targets
A key element of our strategic plan was the establishment of four key financial targets, which we intended to achieve by the end of 2022:
•.Grow net revenue at a compound annual growth rate (CAGR) of greater than 10%.
•.Drive adjusted EBITDA margins to the range of 16% to 17%.
•.Grow adjusted earnings per share at a CAGR of greater than 11%.
•.Deliver an adjusted return on invested capital of greater than 10%.

We continue to believe these financial targets are appropriate. However, in light of the disruption caused by the pandemic, we are recasting the timeline such that we now intend to achieve these targets by the end of 2023.

Financial Performance
The following sections outline specific factors that affected the results of our operations in 2020.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of gross revenue in foreign currencies, primarily in US dollars and British pounds (GBP). Fluctuations in these currencies had a net $25.4 million positive impact on our net revenue results in 2020 compared to 2019, as further described below:
•The Canadian dollar averaged US$0.75 in both 2019 and 2020—fluctuations in the Canadian dollar compared to the US dollar throughout the year had a positive effect on gross and net revenue.
•The Canadian dollar averaged GBP0.59 in 2019 and GBP0.58 in 2020—a 1.7% decrease. The weakening Canadian dollar compared to the GBP had a positive effect on gross and net revenue.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2020 compared to 2019.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management's Discussion and Analysis
December 31, 2020	M-13	Stantec Inc.

Revenue by Reportable Segment

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	2020 Organic Growth %
Canada	1,238.5	1,283.1	1,073.7	1,109.5	(3.4%)
United States	2,655.2	2,688.1	1,959.8	1,947.6	(0.5%)
Global	836.4	856.1	651.0	654.2	(2.8%)
Total	4,730.1	4,827.3	3,684.5	3,711.3	(1.8%)

Revenue by Business Operating Unit

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	2020 Organic Growth %
Buildings	990.8	1,053.3	788.2	828.0	(7.2%)
Energy & Resources	631.9	613.1	538.8	525.1	2.6%
Environmental Services	757.6	779.8	559.1	561.7	(1.4%)
Infrastructure	1,345.9	1,407.9	1,024.0	1,060.4	(4.2%)
Water	1,003.9	973.2	774.4	736.1	4.3%
Total	4,730.1	4,827.3	3,684.5	3,711.3	(1.8%)
Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Net revenue for 2020 retracted compared to 2019 with organic retraction of 1.8% offset by positive foreign exchange fluctuations of 0.7% and acquisition growth of 0.4%.

Canada
Slowed economic growth amplified by the COVID-19 pandemic resulted in net revenue retraction of 3.2% in 2020, particularly in our Buildings and Water businesses and in our Community Development and Mining sectors. Partly offsetting these retractions were organic growth in our Transportation sector from several large light-rail transit projects in Edmonton, Montreal, and the greater Toronto area and increased midstream project activity in our Oil & Gas sector and Environmental Services business.

United States
Despite pandemic disruptions, net revenue was consistent in 2020 compared to 2019. The impact of pandemic-related slowdowns contributed to organic net revenue retraction but was offset by strong project activities in the first half of the year.

Our Environmental Services, Energy & Resources, and Water businesses achieved continued growth throughout the year as work progressed on a number of projects and programs. Offsetting this growth were retractions in our primary infrastructure sectors of Transportation and Community Development. Lower than anticipated revenue recognized on large-scale transportation projects was primarily due to the timing of client change order approvals, which tends to be more protracted for Alternative Project Delivery (APD) projects nearing completion. Also, localized challenges on certain Community Development projects contributed to retractions. Net revenues in Buildings were negatively impacted by pandemic-related slowdowns in the commercial, airports and hospitality sectors, while work began pivoting to the healthcare and industrial sectors.

Global
Global net revenue was consistent in 2020 compared to 2019. Organic retractions from pandemic-related slowdowns were offset by increased project opportunities in local markets, growth from acquisitions, and positive foreign exchange fluctuations.

Strong performance in our UK and Australian Water businesses, New Zealand's work in the Transportation sector, and progressive recovery in core markets in our UK Infrastructure business continue to drive growth in our Global operations. Offsetting growth were project impacts from COVID-19, which were most pronounced in our UK and

Management's Discussion and Analysis
December 31, 2020	M-14	Stantec Inc.

Australia Buildings and European Environmental Services businesses. As well, our Energy & Resources business was adversely affected by the pandemic-related impacts, such as short-term mine closures in Peru and large Power & Dams project wind-downs.

Backlog
We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

(In millions of Canadian dollars)	2020	2019
Canada	1,134.3	1,014.8
United States	2,449.2	2,612.6
Global	793.6	630.0
Total	4,377.1	4,257.4

Our contract backlog—$4.4 billion at December 31, 2020—represents approximately 11 months of work, a 2.8% increase compared to December 31, 2019, including 3.1% organic growth.

Backlog decreased by 8.8% compared to our backlog at September 30, 2020 as a result of foreign exchange impacts, the typical fourth quarter book to burn, and the effect of a revised role for Stantec on the Trans Mountain Expansion Project. Under a new Master Secondment Agreement with Trans Mountain, Stantec’s employees will continue to work on the project, while independent contractors will now support the project directly with Trans Mountain. This contract revision was mutually agreed to, and is not expected to have a material impact on 2021 EBITDA or net income.

Major Project Awards
In Canada, major project awards during the fourth quarter included being selected by Quebec’s Ministry of Transportation (MTQ) as part of Groupement Origine Orléans joint venture, to produce the preliminary design for the new Île-d’Orléans cable-stayed bridge. We were also selected as part of a joint venture to execute a Program Control Services Contract for Ontario’s four priority transit projects in the Greater Toronto Area. And our Buildings team in Ontario was selected to provide planning, design, and conformance services for the new South Niagara Hospital in Niagara Falls, Ontario.

In the United States, we were awarded several transportation projects, including providing engineering-design services for three bridge projects over the Maple River in North Dakota; redeveloping a section of roadway in Indian Creek, Florida; and providing design engineering services for a section of the I-80 and the I-55 interchange in Illinois. In Maryland, our team was selected as part of a consortium as the preferred proponent to design, build, finance, operate, and maintain six public schools in Prince George’s County, Maryland. And in Massachusetts, we partnered with Northeastern University and the City of Somerville on a COVID-19 wastewater testing program focused on early detection and intervention.

In our Global operations, major fourth-quarter wins included being awarded a design services contract to develop and detail the reference design for the Somerset Dam Improvement Project in Queensland, Australia. We were also contracted by one of Turkey’s leading utility companies to provide energy consultancy services. Our team was awarded a contract for the preparation of the conceptual design of a multi-purpose port on the North Pacific island of Kiritimati. And the European Union selected our team to partner with the government of Ghana to action their part of a regional transport governance project that will facilitate the stable and secure movement of goods and people across West Africa.

Gross Margin
Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

Management's Discussion and Analysis
December 31, 2020	M-15	Stantec Inc.

Gross Margin by Reportable Segments

	2020		2019
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	533.7	49.7%	571.1	51.5%
United States	1,048.7	53.5%	1,070.2	54.9%
Global	348.1	53.5%	367.1	56.1%
Total	1,930.5	52.4%	2,008.4	54.1%

Gross margin decreased $77.9 million and 1.7% as a percentage of net revenue in 2020 compared to 2019, primarily reflecting impacts arising from the pandemic and project mix. The pandemic has created a degree of disruption in our operations and in that of our clients, causing some inefficiencies in project execution. Gross margin has also been unfavorably affected due to staffing strategies implemented to maintain employee engagement and ensure Stantec is positioned for the eventual economic recovery. In terms of project mix, a substantial portion of the organic growth achieved in 2020 has been in the Oil & Gas sector, specifically related to very large midstream projects where the volume of work has been higher than anticipated. Although these projects earn lower gross margins as a percentage of net revenue, utilization rates in this sector are amongst the highest in all our businesses. Our current project mix also includes several multi-billion-dollar transportation projects with lower gross margins compared to other projects, but that deliver substantial revenues and cash flows over multiple years and provide a desirable degree of stability.

Gross margin in our Canada operations decreased $37.4 million or 1.8% as a percentage of net revenue in 2020 compared to 2019. A shift in our project mix, driven largely by the increased volume of lower-margin work related to the Oil & Gas and Transit & Rail sectors, contributed to margin decreases in our Energy & Resources business and Transportation sector.

Gross margin in our US operations decreased $21.5 million or 1.4% as a percentage of net revenue in 2020 compared to 2019. The decrease as a percentage of net revenue was impacted by a shift in our project mix, primarily driven by the major projects in our Transportation sector. US gross margin was also affected by localized challenges on certain projects in our Community Development sector, for which we have put actions in place to address and are substantially resolved.

Gross margin in our Global operations decreased $19.0 million or 2.6% as a percentage of net revenue in 2020 compared to 2019. Margins were impacted by project mix and ongoing COVID-related pricing pressures for our services in the UK, Europe, and Australia. Additionally, localized challenges on certain projects reduced gross margins in our Middle East Water and Buildings businesses, as well as our Power & Dams sector in Nepal.

Administrative and Marketing Expenses
Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations also include higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses were $1,352.9 million in 2020 and 36.7% as a percentage of revenue, compared to $1,433.6 million and 38.6% in 2019. The improvements in administrative and marketing expenses were mainly due to the success of our 2019 reshaping initiatives as well as cost containment efforts implemented in response to COVID-19. To manage our costs while still retaining our talent, we continued executing on various staff strategies, including furloughing employees with COVID-related project activity slowdowns in certain jurisdictions. Additional cost savings were realized from our continued focus on reduced discretionary spending and continued travel restrictions and by our fourth quarter recovery of claim costs related to a historical project. Costs savings and recoveries were offset by a net cost impact of $1.5 million primarily related to higher severance costs incurred as a result of the impact of the pandemic to our operations offset by pandemic-related government wage subsidies in the UK.

Management's Discussion and Analysis
December 31, 2020	M-16	Stantec Inc.

Amortization of Intangible Assets

(In millions of Canadian dollars)	2020	2019
Client relationships	31.6	31.1
Backlog	5.0	10.0
Other	0.0	0.8
Total amortization of acquired intangible assets	36.6	41.9
Software	16.6	25.0
Total amortization of intangible assets	53.2	66.9

The decrease in intangible asset amortization of $13.7 million in 2020 compared to 2019 was mainly due to the decline of software amortization because subscription costs are now charged to administrative and marketing expenses. Additionally, backlog associated with the acquisition of Peter Brett Associates LLP (PBA) was fully amortized in Q3 2020.

We review intangible assets at each reporting period to determine whether there is an indication of impairment, and based on this review, there were no material indicators of impairment in 2020 and 2019. Our review considered external sources, such as prevailing economic and market conditions, and internal sources, such as the historical and expected financial performance of intangible assets. (See the Critical Accounting Estimates section of this MD&A for more information about the methodology used to test long-lived assets and intangibles for impairment.)

Impairment of Lease Assets and leasehold improvements
As a result of our strategic initiative to optimize our occupancy footprint (as described on M-2), we completed a review of our leased office spaces across our real estate portfolio in Q4 2020. Consequently, we recorded a non-cash net impairment charge of $78.6 million in 2020, comprised of the change in use of various leased office spaces across our Canada, US, and Global operations and the impairment of leasehold improvements and office equipment associated with the respective lease assets.

The recoverable amount of lease assets and associated property and equipment was estimated using the value in use approach. Fair value was estimated using market information and probability weighted pre-tax cash flow projections discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit (CGU). We used cash flow projections covering the remaining head lease term from financial forecasts approved by senior management.

Net Interest Expense
Net interest expense decreased $20.4 million in 2020 compared to 2019. This was primarily driven by the repayment of the revolving credit facility in October 2020 with proceeds from the issuance of senior unsecured notes, lower drawings on the revolving credit facility in the first three quarters of the year, and lower interest rates. The amendment of our credit facilities in 2019 reduced interest rate spreads on certain components of our facilities and the lowering of interest rates by the Bank of Canada in response to COVID-19 also contributed to the decrease in interest rates.

Other (Income) Expense
Other income was $2.1 million in 2020 compared to $11.0 million in 2019. Our 2020 results included an unrealized gain of $0.7 million, compared to an unrealized gain of $7.9 million in 2019, on our equity securities in our investments held for self-insured liabilities. The unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Income Taxes
Our 2020 effective income tax rate was 26.6% compared to 26.8% in 2019. Our normalized effective tax rate for 2020 would be 28.0% compared to 28.6% in 2019. Discrete items in our 2020 tax expense included total recoveries of $8.1 million related to a recovery of previously unrecognized tax losses, recoveries from favorable tax assessments and other true-up adjustments that arose in the ordinary course, and the remeasurement of deferred tax assets and liabilities for rate changes in certain tax jurisdictions. These recoveries were partly offset by a $2.6 million tax expense associated with corporate reorganization efforts to integrate Peter Brett Associates into our UK group.

Management's Discussion and Analysis
December 31, 2020	M-17	Stantec Inc.

Discussion of Discontinued Operations
In 2018, we completed the sale of our Construction Services operations and the results of our Construction Services operations are reported as discontinued operations in our consolidated financial statements as prescribed by IFRS 5. Pursuant to the settlement agreements executed and the conclusion of insurance claims, project loss recoveries of $12.8 million were recognized.

Fourth Quarter Results
The following sections outline specific factors that affected the results of our operations in Q4 2020 vs Q4 2019.

Gross and Net Revenue
Revenue by Reportable Segment

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 20 Organic Growth %
Canada	318.5	336.1	266.6	273.2	(3.0%)
United States	599.9	659.7	439.5	466.1	(4.8%)
Global	207.7	214.4	155.6	161.7	(5.6%)
Total	1,126.1	1,210.2	861.7	901.0	(4.4%)

Revenue by Business Operating Unit

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	Q4 2020	Q4 2019	Q4 2020	Q4 2019	Q4 20 Organic Growth %
Buildings	221.7	256.7	178.2	198.0	(10.2%)
Energy & Resources	155.7	156.3	131.8	130.2	0.8%
Environmental Services	193.2	211.6	135.4	140.4	(3.6%)
Infrastructure	318.7	348.9	238.3	254.9	(6.2%)
Water	236.8	236.7	178.0	177.5	0.3%
Total	1,126.1	1,210.2	861.7	901.0	(4.4%)
Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period.

Net revenue retracted by 4.4% in Q4 2020 compared to Q4 2019, driven by organic retraction of 4.4%.

Our Canada operations retracted organically by 3.0% in Q4 2020 compared to Q4 2019, primarily from continued retraction in our Energy & Resources, Buildings, and Infrastructure businesses due to slowed economic growth and pandemic-related disruptions. These retractions were partly offset by organic growth in our Water and Environmental Services businesses.

Our US operations saw organic net revenue retraction of 4.8% in Q4 2020 compared to Q4 2019. Consistent with our annual results, our Infrastructure business saw continued retraction in both primary sectors, Transportation and Community Development. Our Buildings business was impacted by pandemic-related slowdowns in our airport, hospitality and commercial sectors, while work began pivoting to the Healthcare and Industrial sectors. Partly offsetting these retractions was modest growth in our Water business through expansion efforts into our Pacific and US South markets. Growth in our Energy & Resources business was driven by a continued ramp-up of renewable power projects. Additionally, the ramp up of a project with a key industrial client resulted in growth in our Environmental Services business during the quarter.

Our Global operations saw net organic revenue retraction of 5.6% in Q4 2020 compared to Q4 2019 where pandemic-related slowdowns continued to impact projects in our Environmental Services and Buildings businesses. Offsetting these retractions were the continued strong performance in our UK and Australian Water businesses as well as our UK and New Zealand Infrastructure businesses. Increased project activity in our Power & Dams and Mining sectors also contributed to growth in the quarter.

Management's Discussion and Analysis
December 31, 2020	M-18	Stantec Inc.

Gross Margin

	Q4 2020		Q4 2019
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	131.3	49.2%	140.0	51.2%
United States	241.7	55.0%	256.7	55.1%
Global	82.0	52.7%	89.6	55.4%
Total	455.0	52.8%	486.3	54.0%

Gross margin decreased $31.3 million in the quarter and decreased 1.2% as a percentage of net revenue.

Our Canada operations margins were impacted by an increased volume of lower-margin work related to the midstream oil and gas sector. In our US operations, margins were mainly impacted by project mix, with lower margins from major transportation projects partly offset by strong project execution in our Power & Dams sector. Margins in our Global operations were primarily impacted by project mix, challenges on certain projects in the Middle East, and pricing pressures in the UK and European markets.

Other
Administrative and marketing expenses were $317.5 million in Q4 2020 and 36.8% as a percentage of net revenue compared to $348.5 million and 38.7% in Q4 2019. The decrease in administrative and marketing expenses was mainly from our focused effort to reduce discretionary spending in response to the pandemic. The recovery of claim costs from a historical project further reduced administrative and marketing expenses in the quarter.

Amortization of intangible assets decreased due to a decline of software amortization, because subscription costs are now charged to administrative and marketing expenses, and backlog associated with the PBA acquisition was fully amortized in Q3 2020. Net interest expense decreased $7.3 million primarily due to the lower long-term debt balances and interest rates. Impairments of lease assets and property and equipment were recognized based on the continued implementation of our strategic initiative to optimize our occupancy footprint.

Income taxes included a deferred tax recovery of $17.3 million related to an impairment provision recorded on lease assets and property and equipment. The recovery from the impairment provision did not have a significant effect on our annual effective tax rate. Other recoveries of $5.7 million recognized in the quarter included the recovery of previously unrecognized tax losses, recoveries from favorable tax assessments, and other true-up adjustments, which arose in the ordinary course. Our tax rate, normalized for these recoveries, would be 24.5% in Q4 2020 compared to 31.2% in Q4 2019. Lower tax rates in certain jurisdictions had a more significant impact to quarterly results.

Management's Discussion and Analysis
December 31, 2020	M-19	Stantec Inc.

Quarterly Trends
The following is a summary of our quarterly operating results for the last two fiscal years.

	2020				2019
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	1,126.1	1,177.9	1,205.6	1,220.5	1,210.2	1,241.5	1,224.1	1,151.5
Net revenue	861.7	916.5	951.1	955.2	901.0	952.6	953.6	904.1
Net income from continuing operations	14.9	62.1	52.6	29.5	42.4	57.8	49.3	44.9
Net income from discontinued operations	1.8	—	—	10.2	—	—	—	—
Net income	16.7	62.1	52.6	39.7	42.4	57.8	49.3	44.9
Diluted earnings per share
Continuing operations	0.13	0.55	0.47	0.26	0.38	0.52	0.44	0.40
Discontinued operations	0.02	—	—	0.09	—	—	—	—
Total diluted earnings per share	0.15	0.55	0.47	0.35	0.38	0.52	0.44	0.40
Continuing operations
Adjusted net income (note)	67.0	69.9	57.7	54.3	52.3	66.3	56.1	50.3
Adjusted diluted EPS (note)	0.60	0.62	0.52	0.49	0.47	0.59	0.50	0.45
Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q4 2020	Q3 2020	Q2 2020	Q1 2020
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Increase (decrease) in net revenue due to
Organic growth	(39.5)	(45.2)	(19.9)	38.4
Acquisition growth	1.7	—	—	12.3
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(1.5)	9.1	17.4	0.4
Total net increase (decrease) in net revenue	(39.3)	(36.1)	(2.5)	51.1

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The net decrease in net revenue from Q2 to Q4 in 2020 compared to Q2 to Q4 in 2019 primarily reflects the impact of the pandemic. (See additional information about operating results in our MD&A for each respective quarter.)

Management's Discussion and Analysis
December 31, 2020	M-20	Stantec Inc.

Statements of Financial Position
The following highlights the major changes to our assets, liabilities, and equity from December 31, 2019 to December 31, 2020.

(In millions of Canadian dollars)	Dec 31, 2020	Dec 31, 2019

Total current assets	1,565.1	1,580.1
Property and equipment	240.1	286.5
Lease assets	447.0	558.5
Goodwill	1,673.8	1,651.8
Intangible assets	182.0	219.6
Net employee defined benefit asset	47.3	26.0
Deferred tax assets	42.4	31.9
Other assets	191.2	207.1

Total assets	4,388.9	4,561.5

Current portion of long-term debt	46.6	46.9
Current portion of provisions	20.5	23.9
Current portion of lease liabilities	103.6	99.9
All other current liabilities	816.5	835.6

Total current liabilities	987.2	1,006.3
Lease liabilities	526.2	589.0
Income taxes payable	10.2	11.6
Long-term debt	634.2	814.0
Provisions	107.7	89.1
Net employee defined benefit liability	91.2	85.2
Deferred tax liability	63.4	73.2
Other liabilities	39.5	16.0
Equity	1,928.5	1,875.5
Non-controlling interests	0.8	1.6

Total liabilities and equity	4,388.9	4,561.5

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section of this MD&A for an explanation of the changes in equity.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar—from US$0.77 at December 31, 2019, to US$0.79 at December 31, 2020. Other factors that impacted our long-term assets and liabilities are indicated below.

Non-cash impairment charges associated with our occupancy footprint optimization initiative contributed to decreases in property and equipment and lease assets of $19.5 million and $59.1 million, respectively. Other impacts included depreciation expense, partly offset by additions of leasehold improvements and engineering equipment in property and equipment and new lease additions in lease assets. Recently completed acquisitions increased goodwill and intangible assets, with offsetting amortization expense resulting in an overall decrease in intangible assets. The total current and long-term portions of other assets increased primarily as a result of higher investments held for self-insured liabilities, partly offset by decreases in holdbacks on long-term contracts.

Management's Discussion and Analysis
December 31, 2020	M-21	Stantec Inc.

Total current and long-term portions of long-term debt decreased $180.1 million. Additions to long term debt included the issuance of senior unsecured notes of $300 million which was used to repay the revolving credit facility. Other repayments included $150.1 million made on the revolving credit facility, $19.9 million decrease in notes payable for repayments made on previous acquisitions, partly offset with notes payable issued for recent acquisitions, and $13.0 million in software financing obligations. Total current and long-term portions of lease liabilities decreased $59.1 million due to lease payments made partly offset by additions and interest accretion.

Other long-term liabilities increased $23.5 million primarily from $13.2 million in US payroll tax deferrals as part of COVID-relief programs, as well as the fair value movements on our long-term debt interest rate swap. Provisions increased $15.2 million as a result of higher claim charges, the timing of settlements, and changes in the discount rate used on our self-insured liabilities, partly offset by recoveries recognized in relation to discontinued operations, pursuant to settlement agreements executed. Net employee defined benefit liability increased $6.0 million, and net employee defined benefit asset increased $21.3 million for a combined net decrease of $15.3 million. The decrease was primarily due to a return on plan assets of $41.1 million and contributions of $20.2 million made in 2020, partly offset by actuarial losses of $41.6 million.

Goodwill
In accordance with our accounting policies (described in note 4 of our 2020 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our CGUs are identified by considering the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, and UK/Europe/ Middle East. As goodwill is not monitored at a level lower than our operating segments; three of our CGUs (Asia/Pacific, Latin America, and UK/Europe/ Middle East) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2020, and October 1, 2019, we performed our annual goodwill impairment tests. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 31, 2020, we concluded that the recoverable amount of our Canada and US CGUs exceeded their carrying amount and management believes that no reasonably possible change in assumptions would have caused the carrying amount to exceed their respective recoverable amount. The recoverable amount of our Global group of CGUs exceeded its carrying amount by $62.8 million. Management believes that the only reasonably possible changes to key assumptions that would cause the group of CGUs’ carrying amount to exceed its recoverable amount would be a 90-basis points reduction in the assumed operating margins or a 90-basis points increase in the discount rate (further described in note 13 of our 2020 audited consolidated financial statements and incorporated by reference in this MD&A).

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, proceeds from the $300 million private placement of our senior unsecured notes, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Management's Discussion and Analysis
December 31, 2020	M-22	Stantec Inc.

Working Capital
The following table shows summarized working capital information as at December 31, 2020, compared to December 31, 2019:

(In millions of Canadian dollars, except ratios)	Dec 31, 2020	Dec 31, 2019
Current assets	1,565.1	1,580.1
Current liabilities	987.2	1,006.3
Working capital (note)	577.9	573.8
Current ratio (note)	1.59	1.57
note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this MD&A .

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar.

Current assets increased primarily because of increases in cash and deposits of $66.0 million (explained in the Cash Flows section of this MD&A). Other increases included other current assets of $24.0 million relating to increases in investments held for self-insured liabilities and $11.0 million in income taxes recoverable primarily due to the acceleration of the depreciable life of leasehold improvements for tax purposes as a result of a COVID-19 related change in United States tax legislation. These increases were partly offset by a collective net decrease of $112.5 million in trade and other receivables, unbilled receivables, and contract assets.
•Our DSO, defined in the Definitions section of this MD&A, was 75 days at December 31, 2020, a 4 day decrease since December 31, 2019. The decrease in DSO was primarily due to our continued effort and focus on collection activities, which resulted in strong collections throughout our operations in Q4 2020.
•The aging of trade receivables remained consistent in the over 90-day aging category decreasing by 0.3% as a percentage of total trade receivables, or $14.0 million. Collection efforts have remained consistent despite the impacts of COVID-19.

Current liabilities decreased primarily because of a decrease of $14.8 million in bank indebtedness.

Cash Flows

	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2020	2019	Change	2020	2019	Change	2020	2019	Change
Cash flows from operating activities	602.6	449.9	152.7	1.2	2.6	(1.4)	603.8	452.5	151.3
Cash flows used in investing activities	(102.0)	(135.2)	33.2	—	0.0	0.0	(102.0)	(135.2)	33.2
Cash flows used in financing activities	(412.6)	(286.0)	(126.6)	—	0.0	0.0	(412.6)	(286.0)	(126.6)

Cash flows from operating activities
Operating cash flows from continuing operations were $602.6 million, which increased $152.7 million compared to 2019. The increase in cash inflow was driven by a decrease in cash paid to suppliers, an increase in cash receipts from clients, and lower interest paid on debt. Operating cash flows in 2020 also benefited from the deferral of $39.4 million in certain non-corporate tax payments, payment for which will occur throughout 2021 and 2022. These cash inflows were partly offset by increases in cash paid to employees and income taxes paid.

Cash flows used in investing activities
Cash flows used in investing activities were $102.0 million, a $33.2 million decrease compared to 2019. This was due primarily to the acquisition of WGE in the first quarter of 2019, for net cash consideration of $77.1 million compared to the acquisition of Teshmont, AGEL, and Wenck in the fourth quarter of 2020, for aggregate net cash consideration of $50.6 million. As well, purchases of property and equipment and software decreased $26.1 million in 2020 compared to 2019 because non-essential capital spending has been paused due to the pandemic. The decreases in cash flows used were partly offset by an increase in cash used for the purchase of investments held for self-insured liabilities.

Management's Discussion and Analysis
December 31, 2020	M-23	Stantec Inc.

Cash flows used in financing activities
Cash flows used in financing activities were $412.6 million, a $126.6 million increase compared to 2019. The increase was driven by the net repayment of the revolving credit facility of $448.0 million, which was partly offset by proceeds from the issue of senior unsecured notes of $297.9 million (discussed in the Capital Management section of this MD&A). As well, increases to cash flows used included lower proceeds from lease inducements of $47.6 million, higher share repurchases of $39.1 million, and higher lease obligation payments of $12.6 million. These were partly offset by an increase in proceeds of $39.6 million from stock options exercised.

Capital Management
Our objective in managing Stantec’s capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. At December 31, 2020, our net debt to adjusted EBITDA ratio was 0.7 to 1.0, falling below our stated internal guideline, mainly due to debt repayment and strong cash flows from operating activities. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Dec 31, 2020	Dec 31, 2019
Current and non-current portion of long term debt	680.8	860.9
Less: cash and cash equivalents	(289.5)	(223.5)
Bank indebtedness	4.7	19.5
Net debt	396.0	656.9
Shareholders' equity	1,928.5	1,875.5
Total capital managed	2,324.5	2,532.4
Adjusted EBITDA from continuing operations (note)	578.9	574.4
Net debt to adjusted EBITDA ratio (note)	0.7	1.1
See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

On October 8, 2020, we issued senior unsecured notes (the notes) for gross proceeds of $300.0 million Canadian dollars that mature on October 8, 2027. The notes, which were assigned an investment-grade credit rating of BBB by DBRS Limited, bear interest at a fixed rate of 2.048% per annum, which is payable in Canadian dollars semi-annually on April 8 and October 8 of each year. The notes rank pari passu with all our other debt and future indebtedness. We used the net proceeds from the notes to repay existing indebtedness.

Stantec has syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million senior term loan in two tranches, and access to additional funds of $600 million through an accordion feature.

For the syndicated credit facilities and notes, we are required to comply with various covenants. The key financial covenants include but are not limited to a leverage ratio and an interest coverage ratio (as defined by the credit facilities agreement). Refer to the Definition of Non-IFRS measures section for further discussion of our covenant ratios.

At December 31, 2020, $786.5 million was available in our revolving credit facility for future activities and we were in compliance with the covenants related to our credit facilities and notes as at and throughout the year ended December 31, 2020.

Management's Discussion and Analysis
December 31, 2020	M-24	Stantec Inc.

Shareholders’ Equity
Shareholders’ equity increased $53.0 million. The increase in shareholders’ equity was mainly due to net income of $171.1 million earned in 2020 and $58.5 million in share options exercised for cash. These increases were partly offset by $27.8 million in exchange differences on translation of our foreign subsidiaries included in comprehensive income, $78.3 million in shares repurchased under our normal course issuer bid (NCIB), and $69.1 million in dividends declared.

Our NCIB on the TSX was renewed on November 12, 2020 enabling us to repurchase up to 5,605,224 of our common shares during the period November 16, 2020 to November 15, 2021. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 2,047,948 common shares for an aggregate price of $78.3 million during 2020, compared to the repurchase of 1,400,713 common shares for an aggregate price of $43.2 million during 2019.

Other
Outstanding Share Data
At December 31, 2020, there were 111,005,347 common shares and 2,123,800 share options outstanding. From January 1, 2021, to February 24, 2021, no share options were granted, 225,934 share options were exercised, and 1,336 share options were forfeited. At February 24, 2021, there were 111,231,281 common shares and 1,896,530 share options outstanding.

Contractual Obligations
As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2020, on an undiscounted basis.

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Debt	683.2	47.6	334.7	—	300.9
Interest on debt	59.6	14.8	21.6	12.4	10.8
Bank indebtedness	4.7	4.7
Lease liabilities	740.3	127.8	226.9	146.8	238.8
Restoration	14.2	1.5	4.3	4.0	4.4
Variable lease payments	299.2	50.1	78.6	56.3	114.2
Short-term and low -value lease payments	3.3	2.2	0.9	0.2	—
Leases not commenced but committed	24.7	0.6	4.3	4.5	15.3
Foreign currency forward contract	96.0	96.0	—	—	—
Purchase and service obligations	85.2	51.6	33.0	0.6	—
Other obligations	71.6	9.7	41.3	1.2	19.4
Total contractual obligations	2,082.0	406.6	745.6	226.0	703.8

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows (Used in) Financing Activities and Capital Management sections of this MD&A and notes 16, 17 and 26 in our 2020 audited consolidated financial statements, incorporated by reference.

Management's Discussion and Analysis
December 31, 2020	M-25	Stantec Inc.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable for our restricted share, deferred share, and performance share units issued under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute $15.4 million to the pension plans in 2021.

Off-Balance Sheet Arrangements
Effective January 1, 2020, we entered into an additional separate letter of credit facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at December 31, 2020, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $8.8 million and $66.2 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before January 2022, except for $12.4 million that have open-ended terms. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations.

Also, in the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. At December 31, 2020, bonds issued under our surety facilities included $155.1 million in bonds for Construction Services (discontinued operations) expiring at various dates before December 2021. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified Stantec should any of these obligations be triggered. We also have $12.0 million in bonds for Consulting Services expiring at various dates before September 2026.

In the normal course of business, we also provide indemnifications and, in limited circumstances, guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk
We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We had also entered into a foreign currency forward contract to purchase USD$75.0 million for CAD$96.0 million equivalent on the trade date. These contracts were entered to mitigate the risk of foreign currency fluctuations. The fair value of these contracts, estimated using market rates as at December 31, 2020, is an unrealized loss of $0.5 million.

These arrangements are further described in note 25 of our 2020 audited consolidated financial statements, incorporated by reference.

Market risk
We are exposed to various market factors that can affect our performance, primarily our currency and interest rates. At this time, there is some degree of uncertainty regarding the impact that the outbreak of COVID-19 will have on credit and price risk. Management does not anticipate a significant increase in credit risk exposure but will continue to monitor the situation as it evolves.

Management's Discussion and Analysis
December 31, 2020	M-26	Stantec Inc.

Credit risk
Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. In light of the COVID-19 pandemic, we may negotiate some payment extensions with both our vendors and clients. At this time, we have not made significant extensions to our clients and we do not expect the extensions will result in increased credit risk because of our strong and diverse client base. We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Currency
Our currency exchange rate risk results primarily from the following three factors:
1.A significant portion of our revenue and expenses are in US dollars. Therefore, we are exposed to fluctuations in exchange rates to the extent that
a.Foreign currency revenues greater than foreign currency expenses in a strengthening Canadian dollar environment will result in a negative impact on our income from operations.
b.Foreign currency revenues greater than foreign currency expenses in a weakening Canadian dollar environment will result in a positive impact on our income from operations.
2.Foreign exchange fluctuations may also arise on the translation of the balance sheet of US-based or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.
3.Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities.

Interest rates
Changes in interest rates also present a risk to our performance as we are subject to interest rate cash flow risk to the extent that the revolving credit facility and term loan are based on floating interest rates. However, this risk has been largely mitigated by our fixed rate senior unsecured notes (discussed in the Capital Management section of this MD&A) and our interest rate swap on one of the term loans. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits.

Price risk
We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. The effect of a 1.0% increase or decrease in equity prices at December 31, 2020 (with all other variables held constant) would have increased or decreased net income by $1.3 million, respectively.

Related-Party Transactions
We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2020, total sales to our joint ventures were $33.4 million, and at December 31, 2020, receivables from our joint ventures were $4.3 million.

Management's Discussion and Analysis
December 31, 2020	M-27	Stantec Inc.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 34 of our 2020 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $19.9 million in 2020 and $20.1 million in 2019.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2020, audited consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:
•Revenue and cost recognition on contracts
•Assessment of impairment of non-financial assets
•Fair values on business combinations
•Leases
•Provision for self-insured liabilities and claims
•Employee benefit plans, and
•Taxes

The COVID-19 pandemic has had adverse financial impacts on the global economy. As such, we continue to monitor the impact of the pandemic on our financial operations and financial position. Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, the pandemic and future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcomes.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this MD&A.

Accounting Developments
Recently Adopted
Effective January 1, 2020, we adopted the following standards and amendments (further described in note 6 of our December 31, 2020, audited consolidated financial statements and incorporated by reference in this MD&A):
•Conceptual Framework for Financial Reporting
•Definition of a Business (Amendments to IFRS 3)
•Definition of Material (Amendments to IAS 1 and IAS 8)
•Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39, and IFRS 7)
•COVID-19-Related Rent Concessions (Amendments to IFRS 16)

Management's Discussion and Analysis
December 31, 2020	M-28	Stantec Inc.

The adoption of these new standards, amendments, interpretations, and improvements did not have an impact on our disclosure controls and procedures or our business activities, including debt covenants, key performance indicators, and compensation plans.

Future Adoptions
The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
•Onerous Contracts-Cost of Fulfilling a Contract (Amendments to IAS 37)
•Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2020, audited consolidated financial statements and are incorporated by reference in this MD&A.

Materiality
We determine whether information is material based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Definition of Non-IFRS Measures
This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are defined below. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

EBITDA. Our definition was amended in 2020 to exclude the impairment charges related to lease assets because we believe it is a better measurement of our performance and will improve comparability with our peers. With the amended definition, EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, and impairment charges related to goodwill, intangible assets, lease assets, and property and equipment. This measure is referenced in our credit facility agreement (adjusted for pre-IFRS 16 basis) as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA. It is defined as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) adjusted EBITDA (as defined below). There is no directly comparable IFRS measure for net debt to adjusted EBITDA.

Adjusted Return on Invested Capital (ROIC). Adjusted ROIC is a non-IFRS measure we use to evaluate our returns generated on our debt and equity capital. It represents our actual trailing twelve months adjusted net income before tax-adjusted interest relative to our average aggregate net debt and shareholders’ equity. Our method of calculating adjusted ROIC may differ from methods presented by other companies. There is no directly comparable IFRS measure.

Management's Discussion and Analysis
December 31, 2020	M-29	Stantec Inc.

Days Sales Outstanding (DSO). DSO is a metric that we use to evaluate our business that does not have a standardized definition within IFRS. It represents the average number of days to convert our trade and other receivables, unbilled receivables, contract assets, and deferred revenue to cash.

Leverage Ratio. This ratio is referenced in our credit facilities agreement as part of our debt covenants. It is defined as total indebtedness divided by EBITDA (as defined by the credit facility agreement). There is no directly comparable IFRS measure for leverage ratio.

Interest Coverage Ratio. This ratio is referenced in our credit facilities agreement as part of our debt covenants. It is defined as trailing twelve months EBITDA divided by trailing twelve months interest expense (as defined by the credit facility agreement). There is no directly comparable IFRS measure for interest coverage ratio.

Free Cash Flow: Free cash flow is a non-IFRS measure we use to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net payment of lease obligations. Our method of calculating free cash flows may differ from methods presented by other companies. There is no directly comparable IFRS measure.

Adjusted Measures
Adjusted EBITDA, Adjusted Net Income, and Adjusted EPS represent the respective financial measures (1) excluding the amortization of intangibles acquired through acquisitions and (2) after the adjustments for specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We currently use EBITDA as a measure of pre-tax operating cash flow and net income as a measure of overall profitability. There is no directly comparable IFRS measure for adjusted EBITDA. The most comparable IFRS measure for adjusted net income and adjusted EPS is net income and EPS, respectively. Reconciliations to net income, EBITDA and EPS to their respective adjusted measures are included on page M-9.

We believe adjusted EBITDA, adjusted net income, and adjusted EPS are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). They also provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

Risk Factors
Overview
To deliver on our vision and strategic objectives, we continually identify and manage potential company-wide risks and uncertainties facing our business. We view each risk in relation to all other risks because the risks considered, and the actions taken to mitigate them may create new risks to the Company.

To effectively manage risks, our Enterprise Risk Management (ERM) program
•Maintains a value-based framework to support our efforts to manage risk effectively, transparently, and consistently
•Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve
•Aligns and embeds risk management into key processes like strategic planning to reduce the effect of uncertainty on achieving our objectives
•Reports to our executives and Board of Directors to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight
The board provides strategic direction to and guidance on the ERM program and has delegated the responsibility for oversight of the program to the Audit and Risk Committee (ARC).

Management's Discussion and Analysis
December 31, 2020	M-30	Stantec Inc.

The ARC supports the development and evolution of
•Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
•Systems, policies, and practices appropriate to address our principal risks
•A risk appetite appropriate for the organization

Annually, the board receives a comprehensive risk report when it receives the Company’s Strategic Plan. Quarterly, the ARC receives a report on the changes in principal risks and mitigation strategies.

In addition to the ARC, two other board committees have roles in risk management. The Sustainability and Safety Committee provides oversight with a focus on relevant operational risk exposures, including the Company’s climate risk tolerance. The Corporate Governance and Compensation Committee guides the deployment of an effective corporate governance system to manage the board’s overall stewardship responsibility, including requiring that appropriate management policies are in place.

Management Oversight
The C-suite is directly accountable to the board for all risk-taking activities and risk management practices. Responsibility for risk management is shared across the organization. The Executive Leadership Team (ELT) manages risk from an integrated, company-wide perspective; risk management, part of our day-to-day operations, is included in our key decision-making processes like project go/no-go decisions and strategic planning.

The ELT is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Information Technology (IT); Finance; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our company-wide risk management.

Principal Risks and Uncertainties
Management remains confident in our ability to successfully achieve our long-term corporate objectives; however, like our competitors, we are exposed to risks and uncertainties. Our risk assessment has identified our most significant risks (see Risks section below). These risks are listed from most to least significant based on their assessed impact on our Company and the probability that they may occur. If any risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Given our assessment and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this MD&A are not the only ones we face. Additional risks and uncertainties—that we are unaware of, that we currently believe are not material, and that may arise based on new developments—may also become important factors that adversely affect our business.

Risks
The COVID-19 pandemic may negatively impact our ability to execute our strategy, operate our business, or maintain our financial performance.
Rapid spread of COVID-19 forced countries around the world to shut down large parts of their economies to protect their citizens. This led to steep increases in unemployment and the worst economic downturn since the Great Depression. Even though vaccines have been approved and are being delivered in many countries, we believe that the impacts of the COVID-19 pandemic will last through a significant part of 2021.

Thus far, Stantec has demonstrated resiliency throughout this continuing crisis. In the initial weeks following the declaration of COVID-19 as a global pandemic by the World Health Organization, our Pandemic Response Committee focused on implementing travel and work restrictions and adjusted field work activities to keep our employees safe. We successfully enabled our employees to work remotely in order to continue to support our clients, facilitated by the significant investments we had historically made in our IT infrastructure.

Most of our staff are still working remotely. We continue to focus on keeping our workforce engaged and productive while working from home. We have developed a phased office remobilisation plan, following the public health guidelines in each jurisdiction, keeping the safety of our employees at the forefront. This plan will be deployed in a manner consistent with the easing of restrictions in the relevant geographies.

Management's Discussion and Analysis
December 31, 2020	M-31	Stantec Inc.

In many of the countries we operate in, governments have announced several economic measures to help businesses and workers cope with the impacts of the COVID-19 pandemic. We are participating in government-granted wage subsidy programs and various tax payment deferral programs where we meet the relevant criteria, and continue to pursue available measures at the federal, provincial, state, and municipal levels to moderate the cost impacts of the COVID-19 pandemic.

Other impacts of the pandemic are protracted disruption of global supply chains, policy uncertainty, increased nationalism, and private sector project financing limitations or curtailments in capital spending.

Our geographic, business line, and client mix diversification help us manage risk. For example, when the availability of private capital is limited, our backlog may benefit from increased public sector spending. The fact that we are geographically diverse means our results are not dependent on the economic conditions of one region. Similarly, when the volume of work in one business line might be reduced, it may be balanced by increased or newer opportunities in other areas. We are prudently managing our costs and safeguarding the strength of our balance sheet to support the resiliency of our business.

Though we continue to manage our business well through the pandemic, the pandemic could also increase other risk factors listed here and create new risks, which could adversely affect our business, financial health, and results of operations.

Project workplaces are inherently dangerous. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.
Project sites are inherently dangerous, with hazardous materials, large equipment mobilization and vehicle traffic. With projects and office locations across the globe, our employees travel to and work in high-security-risk countries that may be undergoing political, social, and economic problems that could lead to war, civil unrest, criminal activity, acts of terrorism, or public health crises.

Even though we have developed processes and protocols that can be used to safely reopen our offices, exposure to COVID-19 remains a risk.

Though we invest in a strong program that is focused on the health, safety, and security of our employees and controls environment-related risks, we are exposed to the risk of personal injury, loss of life, or environmental or other damage to our property or the property of others. We could be exposed to civil or statutory liability arising from injuries or deaths or be held liable for either uninsured damages or damages higher than our insurance coverage.

We may also incur additional costs on projects due to delays arising from health and safety incidents. Failure to maintain a strong safety record may also result in losing client confidence and future projects.

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private sector spending.
Demand for our services is vulnerable to economic conditions and events. As a growing global organization, we are exposed to geopolitical risks and fluctuations in the local economies where we operate. These risks can negatively impact client interest in pursuing new projects.

For example, currency and interest rate fluctuations, inflation, financial market volatility, and credit market disruptions may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us on time for our services, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows.

The pandemic has created the biggest economic uncertainty in decades. Despite sizable, swift, and unprecedented fiscal, monetary, and regulatory responses by governments across the world, the global economy is in a recession. Most economists are warning of a long, slow recovery, largely tied to management of public health factors. Expected government infrastructure spending to stimulate economic recovery may be impacted by unprecedented deficits and pandemic related priorities at various levels of the government.
With these conditions, our clients may seek to change the overall mix of services they purchase and demand more favorable contract terms, including lower prices. Increased competition during an economic decline could force us to accept unfavorable contract terms that cause revenue and margin reductions and greater liability.

Management's Discussion and Analysis
December 31, 2020	M-32	Stantec Inc.

Stantec may have difficulty achieving organic revenue growth expectations.
Many of our business lines are impacted by economic and societal conditions, where revenue generation may be impacted by reduced public or private sector capital spend, changed demand for project types, and delayed or cancelled projects caused by funding issues.

If we are unable to effectively compete for projects, expand services to existing and new clients, and attract qualified staff, or if we are significantly affected by adverse economic conditions, we may have difficulty increasing our market share and achieving organic growth objectives.

Failure to attract, retain, and mobilize skilled employees could harm our ability to execute our strategy.
Stantec derives revenue almost exclusively from services performed by our employees. Failing to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, and maintain or expand client relationships.

We may experience difficulties associated with hiring additional employees or replacing employees, with respect to roles that require security clearances or other special qualifications that may be limited or difficult to obtain.

In the last year, there have been movements across the world to raise the issues of racial injustice and societal inequity. Stantec is committed to making a difference and improving the communities we live and work in. We are building further on our inclusion and diversity efforts with outreach, advancement programs for women, a gender pay equity review and working on specific recommendations from our Inclusion & Diversity subcommittee with respect to persons of color.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.
For Stantec to succeed, our internal processes—including project management, billing and collecting tools, administrative overheads, and an appropriate insurance program—must be managed effectively; otherwise, we may incur additional costs. Projects that are over budget or not on schedule may lead to client dissatisfaction, claims against Stantec, and withheld payments. Delayed billings and customer payments may require Stantec to increase working capital investment. High administrative overheads may result in Stantec not being competitive in the marketplace.

A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.
Like other global companies, we rely on computers, large enterprise systems, and information and communication technologies including third-party vendor systems, to conduct our business.

Although we devote significant resources to securing Stantec’s computer systems and have strong vetting processes for third-party systems we rely on, a breach in cybersecurity is an inherently high risk. If our systems are breached, we could be exposed to system interruptions, delays, loss of employee personal data, and loss of critical data that could delay or interrupt our operations. Loss of any sensitive and confidential data that our clients entrust us with could harm our clients and others. Other possible adverse impacts include remediation and litigation costs, regulatory penalties, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients.

In addition, many of our projects use leading-edge technologies to deliver innovative solutions to our clients including design of state-of-the-art SMART buildings, connected autonomous vehicles, or other infrastructure facilities. Any cyber breach of such systems may expose us and our clients to remediation and litigation costs.

During the pandemic, ransomware attacks have increased dramatically, putting Stantec – like all other organizations - at increased risk.

Claims and litigation against us could adversely impact our business.
The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. This risk is higher than in previous years due to the complexity of the projects we are now involved in as well as increased claims in the industry and a hardening insurance market.

Management's Discussion and Analysis
December 31, 2020	M-33	Stantec Inc.

Stantec bears the risk of cost overruns on fixed-price contracts.
Our business has historically followed a fee-for-service model; however, some clients in select markets are demanding APD methods such as bundled engineering, and procurement; design-builds; and public-private partnerships. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates or if we make errors in estimating costs. Poor project management may also result in cost overruns and claims.

Failure to manage subcontractor performance could lead to significant losses.
Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants. If these third parties do not perform to acceptable standards, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims.

Due to participation in joint arrangements, we may have limited control and be adversely impacted by the failure of the joint arrangement or its participants in fulfilling their obligations.
As part of our business strategy, Stantec may enter joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint-arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec’s reputation, business, and financial condition.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.
We maintain insurance coverage (including project specific professional liability insurance) from third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, choose to exit an insurance market or otherwise are unable to provide us with adequate insurance coverage at commercially reasonable rates, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

A failure in our IT infrastructure could lead to business interruption and loss of critical data, adversely affecting our operating results.
To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. We must constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain key IT personnel; otherwise, service delivery and revenues could be interrupted.

Our continued investments in IT systems and infrastructure have enabled us to allow our staff to seamlessly transition to work remotely.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
The U.S. Foreign Corrupt Practices Act, UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anticorruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption. In certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes. We have built processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws.

Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal control policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely affect our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, even if we are ultimately found not to have engaged in misconduct.

Management's Discussion and Analysis
December 31, 2020	M-34	Stantec Inc.

Failure to source suitable acquisition targets could impair our growth.
Merger and acquisition activities have slowed industry wide as a result of COVID-19. Predicting future performance is more difficult until the impact of COVID-19 is better known.

Suitable acquisition candidates may be more difficult to find and available only at prices or under terms that are unfavorable. Future acquisitions may decrease our operating income or operating margins, and we may be unable to recover investments made in those acquisitions.

If we are not able to successfully manage our integration program, our business and results of operations may be adversely affected.
Difficulties encountered while integrating acquired companies could adversely affect the Company’s business. This may prevent us from achieving anticipated synergies and improving our professional service offerings, market penetration, profitability, and geographic presence, all key drivers of our acquisition program. The value of an acquired business may decline if we are unable to retain key acquired employees. Acquired firms may also expose Stantec to unanticipated problems or legal liabilities undiscovered during our due diligence processes.

This is increased as due diligence and integration activities are more challenging due to travel restrictions and with limited opportunities for on-site presence.

Deficiencies in internal control over financial reporting may adversely affect Stantec's financial conditions and results of operations.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Any deficiencies in our internal control over financial reporting and disclosure controls and procedures could result in a material misstatement in our annual or interim financial statements that will not be prevented or detected on a timely basis. A discovery of a control deficiency or a combination of deficiencies that results in a material weakness will result in our independent auditors reporting a material weakness in their report on internal control over financial reporting. As described on page M-38, a material weakness in relation to our Transactional Revenue Controls (as defined below) was determined to exist at December 31, 2020. While new and revised controls will be adopted to remediate this weakness, if these and other controls fail to adequately remediate this material weakness, it could result in a material restatement of our financial statements and/or loss of investor confidence in the reliability of our financial statements, which could lead to a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other exchange on which our common shares may be listed.

Force majeure events could interrupt our business and negatively impact our ability to complete client work.
Stantec’s offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as pandemics, natural disasters, extreme weather, telecommunications failures, and acts of war or terrorism. Though we maintain a strong business continuity program, a major event could impact our ability to operate and may put our employees and clients at risk.

Climate change creates both risks and opportunities for Stantec.
Our business interruption risk is exacerbated by an increasing number of extreme weather events related to climate change.

Transitioning to a lower-carbon economy may present risks in the form of new environmental regulations, laws, and policies that could result in increased costs or create the potential for litigation, possibly preventing a project from going forward.

Climate change events are having impacts on investment decisions by local governments. On one hand, it is spurring on additional investments by local governments to make their cities and communities more resilient and on the other hand, it is diverting funds that might otherwise be invested into other infrastructure.

Addressing climate change has also created opportunities for Stantec. All our business lines have programs related to renewable energy, climate change adaptation, resiliency, sustainable buildings and infrastructure, environmental preservation, carbon capture and storage, and more. By partnering with our clients, we help them proactively address business interruption risk and better protect the environment. This results in additional revenue for Stantec.

Management's Discussion and Analysis
December 31, 2020	M-35	Stantec Inc.

New or changing policies, regulations, and standards could adversely affect our business operations and results.
Stantec’s business model includes a range of business operating units and jurisdictions, each with its own rules and regulations. As we grow geographically, complying with additional regulations and standards could materially increase our costs; not complying could have a significant impact on our reputation and results.

Relaxed or repealed laws and regulations could also impact the demand for our services.

Compliance with information security standards such as NIST, DFAR and ISO27001 etc. are increasing the requirements to bid for projects. Inability to meet those requirements would limit our ability to pursue business opportunities.

New trade barriers, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or cost increases. Such changes cannot be predicted, nor can we predict their impact on our business and clients.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.
Several capital market risks could affect our business including currency risk, interest rate risk, and availability of capital.

Although we report our financial results in Canadian dollars, the greater portion of our revenues and expenses is generated or incurred in non-Canadian dollars. A stronger Canadian dollar could result in decreased net income from our non-Canadian dollar businesses.

Our credit facility carries a floating rate of interest; our interest costs will be impacted by change in interest rates. Our interest rate swap agreement related to a tranche of the term loan and our recent bond offering has significantly reduced our exposure to floating rates. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms.

This may negatively affect our competitiveness and results of operations.

As well, these market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand for our services and our clients’ ability to pay for our services.

Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.
Our long-lived assets, including our goodwill, leased assets, intangible assets, and others, are subject to periodic testing for impairment. Changes in our business environment, scope of business operations and office closures could result in restructuring and/or asset impairment charges. The COVID-19 pandemic raises the possibility of an extended global economic downturn which increases the risk of long-lived asset impairment charges.

Failure to adequately tax plan could significantly impair Stantec’s overall capital efficiency.
Continuous changes to various global tax laws are a risk for our organization. For example, the incoming U.S. presidential administration has called for changes to fiscal and tax policies, which may include comprehensive tax reform. A change in our effective tax rate could have a material adverse impact on the results of our operations.

Management uses accounting and fiscal principles to determine income tax positions, however, ultimate tax determinations by applicable tax authorities may vary from our estimates, adversely impacting our net income or cash flows.

Stantec has defined benefit pension plans that are currently in deficit positions. The deficit positions could grow in the future, resulting in higher cash contribution requirements.
Stantec has foreign defined benefit pension plans for certain employees. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially and adversely affected.

Management's Discussion and Analysis
December 31, 2020	M-36	Stantec Inc.

Managing Our Risks
Global Operations
We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model
Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We also differentiate our business from competitors by entering both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Effective Processes and Systems
Our Global Management System (GMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for recent acquisitions) are certified to, or are following the requirements of, these four internationally recognized consensus ISO standards:
ISO 9001:2015 (Quality Management)
ISO 14001:2015 (Environmental Management)
ISO 45001:2018 (Occupational Health & Safety Management)
ISO/IEC 20000-1:2018 (IT Service Management)

Our operations are largely managed by country-specific management systems with differing ISO certifications as required to support those country- and industry-specific business requirements. We successfully integrated our approach to ISO certifications in 2020.

We use a Project Management (PM) Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our GMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by Major Project teams, which provide specialized program and project management services within each of our Business Operating Units.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff; and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Management's Discussion and Analysis
December 31, 2020	M-37	Stantec Inc.

Insurance
Our policies include but are not limited to the following types of insurance: general liability, automobile liability and physical damage, workers compensation and employer’s liability, directors’ and officers’ liability, professional, pollution & cyber liability, fiduciary and crime. We have regulated/licensed captive insurance companies to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices and medical stop loss. We or our clients obtain project-specific professional liability insurance when required or as needed on large and or complex projects.

Growth Management
We have an acquisition and integration program managed by a dedicated acquisition team to minimize the risks associated with integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team is responsible for:
•Identifying and valuing acquisition candidates
•Undertaking and coordinating due diligence
•Negotiating and closing transactions
•Integrating employees and leadership structures (immediately) and systems (as soon as practical following an acquisition)

Capital Liquidity
We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated senior credit facilities ($800 million revolving credit facility, $310 million term loan, and access to additional funds of $600 million), $300 million in senior unsecured notes, and the issuance of common shares.

Controls and Procedures
Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.

We account for the following significant joint operations in accordance with IFRS: Starr II, a Joint Venture, Stantec GHD, a Joint Venture, and Safety Focused Performance, a Joint Venture. Management does not have the contractual ability to assess the internal controls of these joint arrangements. Once the financial information is obtained from these joint arrangements, it falls within the scope of our internal controls framework. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these joint arrangements. Our 2020 audited consolidated financial statements includes $14.1 million and $1.0 million of total assets and net assets, respectively, as at December 31, 2020, and $60.0 million and $1.3 million of revenues and net income, respectively, for the year then ended related to these joint arrangements.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Teshmont Consultants LP, AGEL adviseurs B.V., and Wenck Enterprises Inc. acquisitions; these financial results are included in the Company’s 2020 audited consolidated financial statements. Aggregate assets acquired were $25.8 million, representing 0.6% of the Company’s total assets as at December 31, 2020.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly,

Management's Discussion and Analysis
December 31, 2020	M-38	Stantec Inc.

management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.

Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2020 audited consolidated financial statements.

In October 2020, management determined a material weakness may exist in the Company’s internal control over financial reporting related to transactional revenue controls (the “Transactional Revenue Controls”) over the completeness and measurement of revenues and the related unbilled receivables, contract assets, and deferred revenue, including controls with respect to the review and approval of contract information as it is being entered into the accounting system. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis.

Management designed and implemented new and revised Transactional Revenue Controls as of November 15, 2020. However, management has concluded that the design and operating effectiveness of the remediated Transactional Revenue Controls was insufficient to determine that the remediated Transactional Revenue Controls were designed and operating effectively, resulting in our conclusion that a material weakness exists as of December 31, 2020.

This material weakness in our internal control over financial reporting did not identify or result in any misstatements or adjustments in the Company’s audited consolidated financial statements for the year ended December 31, 2020 or any interim period therein.

Management will further remediate the design and continue to monitor the operation of the new and revised Transactional Revenue Controls during 2021 for their operating effectiveness.

Other than the new and revised controls that were implemented in November 2020 to remediate the material weakness in our Transactional Revenue Controls, there has been no change in our internal control over financial reporting during the year ended December 31, 2020, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Events
Dividends
On February 24, 2021, our Board of Directors declared a dividend of $0.165 per share, payable on April 15, 2021, to shareholders of record on March 31, 2021.

Greg Tucker and Associates Pty Ltd. (GTA)
We entered into an agreement to acquire GTA, an Australia-based transportation planning and engineering firm. GTA is a 135-person firm with a focus on sustainability and climate change investment and will add depth to our existing transportation service-offerings in Australia and New Zealand.

Cautionary Note Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2021 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators

Management's Discussion and Analysis
December 31, 2020	M-39	Stantec Inc.

or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:
•Our aim to achieve our four key financial targets by the end of 2023 as set out in the Business Model and Strategic Plan sections of this MD&A;
•Our aim to reduce our physical real estate footprint by approximately 30% by the end of 2023;
•Our expectation that organic net revenue growth in 2021 will be in the low to mid-single digits;
•Our expectation that our Global businesses will generate mid-single digit growth, driven by anticipated strong performance in the regulated water market and with stimulus funds beginning to flow to catalyze the respective economies;
•Our expectation that our Canadian business will generate low single digits organic growth;
•Our forecast for US anticipates muted net revenue growth;
•Our targets and expectations for 2021, including, among others, that gross margin in 2021 will be in the range of 52% to 54%, administrative and marketing costs will be in the range of 37% to 39%, adjusted EBITDA in 2021 will be in range of 14.5% to 16.0%, and that adjusted net income will benefit from the implementation of our initiative to optimize occupancy costs and lower interest expense, driving to a target of 6.5% or greater of net revenue;
•Our expectation that growth in adjusted diluted earnings per share will be in the low to mid-single digit compared to 2020;
•Our expectation of increases in non-discretionary costs, including insurance, employee group benefits associated with indirect labor and stock-based compensation;
•Our expectation that gross margin in 2021 will reflect the improvement from our 2020 performance, but also will be impacted by several lower-margin, multi-billion-dollar transportation projects that are nearing completion;
•Our expectation that the pandemic will continue to impact productivity in our operations and that of our clients;
•Our belief our adjusted EBITDA margin continues to be amongst the best in our industry;
•Our expectations in the Critical Accounting Estimates section;
•Our expectations, based on our diversified business across geographies and sectors and project mix, balance sheet strength, and the commitment of our talented workforce, that we have ability to withstand the continuing challenges caused by the COVID-19 pandemic;
•Our assumption of a continued gradual global recovery from the COVID-19 pandemic;
•Our expectation that our discretionary spending will be lower for longer due to travel restrictions imposed by the COVID-19 pandemic;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section, based in part on the design of our business model;
•Our ability to limit credit risk and our expectations that the COVID-19 pandemic will not adversely affect such ability;
•Our expectations of minimal disruption to our operational efficiency and effectiveness and a slight decrease of cost management utilization related to office re-entry;
•Our expected adoption of accounting standards discussed in the Future Adoptions section; and
•Expectations that management will further remediate the design and continue to monitor the operation of the new and revised Transactional Revenue Controls during 2021 for their operating effectiveness.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking

Management's Discussion and Analysis
December 31, 2020	M-40	Stantec Inc.

statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this MD&A.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2021 and their effect on our business. The material factors and assumptions used to support our 2021 outlook included on M-11 are set forth below:
•Management assumed an average value for the Canadian dollar of $0.76 USD and £0.58 GBP for 2021. This forecast represents a strengthening of the Canadian dollar versus the US dollar and a weakening versus the British pound for the full year of 2021.
•In Canada, the overnight interest rate target is currently at 0.25%. Management assumed that the average interest rates will remain consistent in 2021. However, much of our interest rate exposure has been mitigated through the recent private placement offering.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 27% to 28% and was considered based on the tax rates in place as of December 31, 2020, as well as our mix of expected earnings for the countries we operate in.
•The Canadian unemployment rate— 8.9% in 2020— is expected to improve in 2021 due to a continued recovery from pandemic related closures. In the United States, the unemployment rate— 6.7% in 2020, has improved since the peak of the COVID-19 pandemic and is expected to improve further in 2021.
•In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2021 is 1.38 million, relatively flat compared to 2020. In Canada, the number of total housing starts is forecasted to improve in 2021 by greater than 30% compared to 2020.
•The American Institute of Architects expects architectural billings to decline 5.5% in 2021. Declines in commercial and industrial specializations are expected to be partially offset by a continuing residential recovery.
•Prices for precious metals, other metals, minerals, and crude oil have been volatile during the COVID crisis. However, the World Bank expects gradual price increases in metals and oil in 2021 with less volatility than 2020.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 24, 2021, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2021, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management's Discussion and Analysis
December 31, 2020	M-41	Stantec Inc.